John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 17, 2019

Jim Rosenberg

Senior Assistant Chief Counsel,

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	CBD Life Sciences Inc. Offering Statement on Form 1-A Filed May 22, 2019 File No. 024-11005

Dear Mr. Rosenberg:

On behalf of CBD Life Sciences Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 22, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A filed May 22, 2019 Index to Consolidated Financial Statements, page F-1

1.	Please provide us an analysis of the accounting treatment of the acquisition of LBC Bioscience in January 2019. Given that the former shareholders of LBC Bioscience have received significantly more than 50% of CBD Life Sciences’ common stock in the transaction, it appears that LBC is the accounting acquirer and, as such, will be the continuing reporting entity. If so, revise the filing to include the financial statements required by Part F/S, Section (b)(3)-(4) of Form 1-A. Alternatively, if you conclude that LBC is not the accounting acquirer, revise the Form 1-A to include the financial statements required by Part F/S, Section (b)(7)(iii) of the Form. In addition, revise to include pro forma financial information pursuant to Part F/S, Section (b)(7)(iv) to reflect the transaction with LBC as appropriate. We will not perform a detailed examination of the offering statement until you revise to include the appropriate financial statements.

CBD Life Sciences' shareholders maintained control by virte of their control prefferred Stock.

The filing has been revised to include the financial statements required by Part F/S, Section (b)(3)-(4) of Form 1-A

Pro forma presentation should be based on the latest balance sheet included in the filing. A pro forma balance sheet is not required if the acquisition or disposal is already reflected in a historical balance sheet.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Financial Statements

Years Ended December 31, 2018 and December 31, 2017

(Expressed in US Dollars)

F-28

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Balance Sheet

December 31, 2018 and December 31, 2017

(Expressed in US Dollars)

	December 31,	December 31,
	2018	2017
ASSETS
Current Assets
Cash	$58,977	$1,790
Prepaid expenses	–	6,875
Accounts receivable (net)	189,236	2,111
Inventory	71,485	28,040
Total Current Assets	319,698	38,816
Non-Current Assets
Computer equipment (Note 2)	–	899
Goodwill (Note 2)	–	–
Technology platform (Note 2)	–	125,000
Investment in associate (Note 3)	–	2,500,000
Total Non-Current Assets	–	2,625,899
Total Assets	$319,698	$2,664,715
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$59,472	$11,343
Accrued interest on longer term debt	8,712	3,973
Due to stockholders	2,500	7,395
Management fees payable	–	67,500
Total Current Liabilities	70,684	90,211
Long Term Liabilities
Due to related parties (Note 4)	33,664	48,564
Convertible promissory note (Note 5)	6,359	6,359
Convertible debentures (Note 6)	91,315	148,470
Total Long Term Liabilities	131,338	203,393
Total Liabilities	202,022	293,604
Stockholders' Equity
Common stock (Note 7)	8,689,452	8,093,644
Preferred stock (Note 8)	16,082	16,082
Additional paid-in capital	1,817,844	1,352,235
Discount on issuance of common stock	(5,545,989)	(5,057,217)
Accumulated deficit	(4,859,713)	(2,033,633)
Total Stockholders' Equity	117,676	2,371,111
Total Liabilities and Stockholders' Deficit	$319,698	$2,644,715

(The accompanying notes are an integral part of these financial statements)

F-29

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Statement of Operations and Income (Loss)

Years Ended December 31, 2018 and December 31, 2017

(Expressed in US Dollars)

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2018	2017
Revenue
Consulting & monitoring services	$528,000	$–
Licensing fees	–	2,500,000
Product sales	175,893	68,822
Total Revenue	703,893	2,568,822
Cost of Goods Sold	49,374	13,267
Gross Profit	654,519	2,555,555

Operating Expenses
Advertising and marketing	54,721	60,996
Amortization and depreciation	75,236	27,966
Automobile	332	624
Bank charges	746	779
Consulting fees	207,087	192,825
Insurance	260	–
Interest on long term debt	15,982	4,193
Internet and webhosting	4,006	4,436
Investor relations	121,875	48,228
Legal & accounting	34,514	159,976
Management fees	123,125	189,478
Meals & entertainment	7,593	8,086
News dissemination	12,185	2,604
Office expense & supplies	3,065	4,526
Rent and utilities	17,980	10,833
Subscriptions & dues	7,202	7,481
Telephone and cellular	2,061	1,148
Transfer agent	5,655	7,740
Travel	2,185	1,807
Wages & benefits	8,332	6,602
Total Operating Expenses	704,142	740,328
Net Operating Income (Loss)	(49,623)	1,815,227
Other Expenses (Income)
Loss on write down of accounts receivable	339,000	346,309
Loss on write down of capital assets	50,663	260,298
Loss on write down of investment in associate	2,500,000	–
Loss (gain) on write down of liabilities	(113,206)	(50,085)
Total Other Expenses (Income)	2,776,457	556,522
Net Income (Loss) Before Taxes	$(2,826,080)	$1,258,705
Income Tax Expense	–	–
Net Income (Loss) After Tax	$(2,826,080)	$1,258,705

(The accompanying notes are an integral part of these financial statements)

F-30

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Statement of Stockholders' Equity

December 31, 2018 and December 31, 2017

(Expressed in US Dollars)

	Preferred	Common	Addition Paid Up	Discount On	Accumulated
	Stock	Stock	Capital	Issuance	Deficit	Total
Opening Balance	$16,082	$2,189,062	$1,195,618	$–	$(3,292,338)	$108,424
Common stock issued for services and debt	–	5,904,582	156,617	(5,057,217)	–	1,003,982
Net income for the period	–	–	–	–	1,258,705	1,258,705
Balance, December 31, 2017	16,082	8,093,644	1,352,235	(5,057,217)	(2,033,633)	2,371,111
Common stock issued for services	–	10,500	214,500	–	–	225,000
Common stock issued for debt	–	585,308	251,109	(488,772)	–	347,645
Net loss for the period	–	–	–	–	(2,826,080)	(2,826,080)
Balance, December 31, 2018	$16,082	$8,689,452	$1,817,844	(5,545,989)	$(4,859,713)	117,676

(The accompanying notes are an integral part of these financial statements)

F-31

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYDER SYSTEMS, INC.)

Consolidated Statements of Cash Flow

Year Ended December 31, 2018 and December 31, 2017

(Expressed in US Dollars)

	Year	Year
	Ended	Ended
	December 31,	December 31,
	2018	2017
Operating Activities
Net income (loss) from continuing operations	$(2,826,080)	$1,258,705
Changes in operating assets and liabilities:
Accounts receivable	(187,125)	344,198
Prepaid expenses	6,875	(6,875)
Inventory	(43,445)	(28,040)
Accounts payable	48,129	(40,237)
Accrued interest	4,739	3,973
Management fees payable	(67,500)	67,500
Changes in non-cash working capital items
Amortization and depreciation	75,236	27,996
Net Cash Generated from (Used in) Operating Activities	(2,989,171)	1,627,190
Investing Activities
Goodwill	899	250,000
Technology platform	49,764	(125,000)
Investment in associate	2,500,000	(2,500,000)
Net Cash Used in Investing Activities	2,550,663	(2,375,000)
Financing Activities
Due to stockholder	(4,895)	7,395
Due to related parties	(14,900)	(104,024)
Convertible debentures	(57,155)	(122,339)
Net Proceeds from issuance of common stock	572,645	968,568
Net Cash Generated by Financing Activities	495,695	749,600
Increase (Decrease) in Cash	57,187	1,790
Cash - Beginning of Period	1,790	–
Cash - End of Period	$58,977	$1,790

(The accompanying notes are an integral part of these financial statements)

F-32

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Notes to the Consolidated Financial Statements

December 31, 2018

(Expressed in US Dollars)

1.	Nature of Operations and Continuance of Business

CBD Life Sciences Inc. "the Company" was incorporated in the State of Nevada on December 31, 2003 under the name of Platinum Consulting Services and was in the business of providing business consulting services until 2006 when on May 15, 2006 it signed a Share Purchase agreement to acquire an undivided 100% right, title and interest in and to all the outstanding shares of AutoBidLive Auctions Inc. AutoBidLive Auctions Inc. was a private company incorporated in the Province of Alberta, Canada whose main asset was a proprietary software to enable real time, online auctions of virtually any product or commodity for use by the wholesale market. This included cars, boats, planes, coins, stamps, industrial products, diamonds, artwork, and livestock. As a result of the closing of the Share Purchase Agreement the Company changed its name from Platinum Consulting Services to Autobidlive Auctions International Inc. The Company subsequently changed its name again on December 26, 2006 from Autobidlive Auctions International Inc. to Auctions International Inc. although there was no change in business.

Between 2006 and 2012 the Company continued to develop and market its online auctions software and on November 20, 2012 it entered into an agreement with Rangemore Productions to produce a live interactive auction television series utilizing the AutoBidLive software. This lead to a merger with Rangemore Productions, a company that leased film studio space to independent film productions presented itself. Although this was a deviation from the original business plan, the management felt that it was an exciting opportunity and decided to pursue it. On December 31, 2012, the Company entered into a Merger Agreement and on March 31, 2013, the merger closed whereby the Company issued 42,942,000 preferred shares for all the assets and liabilities of Rangemore Productions Corp.

Prior to the closing of the Merger Agreement on March 26, 2013, the Company changed its corporate name from Auctions International Inc. to Rangemore Film Productions Corp. to reflect the closing of the Merger Agreement between the Company and Rangemore Productions Corp. and the resulting change in business. On December 19, 2013 the Company again changed its corporate name to Cre8tive Works, Inc. as there was confusion with another company using the name Rangemore but did not change it business plan or operations.

From March 2013 to August 2017 Cre8tive Works was in the business of financing media productions. The term "media productions" included but is not limited to: feature films, documentaries, animation, television series, movies-of-the-week, television specials, webisodes and soundtracks. The business was not successful and in August of 2017 the management was presented with the opportunity to acquire a technology platform developed to analyse and monitor IT networks for cyber security vulnerabilities and breaches. As a result of the new business the Company changed its name to Optium Cyber Systems, Inc. (OCSI). OCSI developed a proprietary process to analyze, identify and address cyber security vulnerabilities in an organization's critical IT infrastructure which is scalable to any size organization in any industry.

These statements include the operations of LBC Lifesciences Inc. which was acquired on January 1, 2019 through a share exchange to capitalize on the growing cannabidiol sector. LBC Bioscience Inc. is developing and marketing a line of cannabidiol based organic products such as hemp drops, massage oils, recovery pain relief creams, anxiety and sleep solutions, supplements, edibles, and a full line of pet products. In addition, LBC is in the process of developing an anti-aging skin product line. LBC's products can be viewed and purchased on the company's website at www.lbcbioscienceinc.com. As a result of the acquisition, the Company changed its name to CBD Life Sciences Inc. CBD Life Sciences Inc. is a publicly traded company having its common shares quoted on the OTC Markets under the symbol `CBDL'. The Company's main focus is to identify, evaluate and acquire undervalued opportunities with the objective of increasing shareholder value. The acquisition of LBC Bioscience Inc. is the first in the CBD space and the company is actively searching for additional opportunities within this emerging sector.

F-33

Going Concern

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and is unlikely to generate significant revenue or earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations.

As at December 31, 2018, the Company has accumulated consolidated losses totaling $4,859,713 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company will need additional working capital to continue or to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital.

2.	Summary of Significant Accounting Principles

Basis of Presentation and Principles of Consolidation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in US dollars, unless otherwise noted. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long-lived assets, recoverability of goodwill and intangible assets, fair value of convertible debt, stock- based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity dates of three months or less at the time of issuance to be cash equivalents.

Computer Equipment

Computer equipment is recorded at cost and amortized on a declining balance basis at a rate of 30% per annum.

Software

Software is recorded at cost and amortized over the useful life of the software as a revenue generating asset.

F-34

Intangible Assets

Intangible assets acquired are initially recognized and measured at cost and are not being amortized. Impairment tests are conducted annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Earnings Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Based Compensation and ASC 505-50 - Equity-Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Foreign Currency Translation

The Company's functional currency and its reporting currency is the United States dollar and foreign currency transactions are primarily undertaken in Canadian dollars. Monetary balance sheet items expressed in foreign currencies are translated into US dollars at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

F-35

The Company files federal income tax returns in the United States. The Company may be subject to a reassessment of federal taxes by tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. In certain circumstances, the federal statute of limitations can reach beyond the standard three year period. The statute of limitations in the United States for income tax assessment varies from state to state. Tax authorities have not audited any of the Company's income tax returns. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the six months ended June 30, 2019, there were no charges for interest or penalties.

Financial Instruments and Fair Value Measures

ASC 820, Fair Value Measurements, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist primarily of cash, accounts payable, accrued interest payable, amounts due to related parties, and notes payable. Pursuant to ASC 820, the fair value of our cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recent Accounting Pronouncements

In January 2009, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2009. The adoption of this standard did not have a significant impact on the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Reclassification

Certain items have been reclassified to conform to the current year presentation standards.

3.	Investment in Associate

On October 20, 2017, the Company entered into a License Agreement with Global Security Agency Inc. ("Global"), a company with common offers and directors, whereby Global has been granted a non-exclusive, worldwide license to develop and market the Company's security platform to the shipping and transportation industry. As consideration for this license, Global issued the Company 10,000,000 common shares at a current market price of $0.25 per share. As at December 31, 2018 the Company deemed the investment to be valued at $Nil.

F-36

4.	Due to Related Parties

As at December 31, 2018, the Company owed $33,664 (December 31, 2017 - $48,564) to related parties for expenses paid on behalf of and services provided to the Company. The amounts owing are unsecured, non-interest bearing, and due on demand.

5.	Convertible Promissory Note

On September 30, 2013, the Company issued a convertible note payable to a non-related party for expenses paid during the period July 1, 2013 to September 30, 2013, in the amount of $6,358.62. Under the terms of the note, the amount owing is unsecured, bears interest at 0% per annum, and is due on September 30, 2014. Interest on overdue principal after default accrues at an annual rate of 18%. The note is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,358.62.

6.	Convertible Debentures

On June 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $27,500.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on December 31, 2017. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $27,500.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $12,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $12,000.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $10,175.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,347.00.

On June 18, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $29,947.50. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on June 30, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $29,947.50.

On October 1, 2018, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $5,520.90. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on October 1, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $5,520.90.

F-37

On December 10, 2018, the Company issued a convertible debenture to a non-related party for cash received in the amount of $10,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 10% per annum, and is due on December 10, 2019. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $10,000.00.

7.	Common Stock

As at December 31, 2018, the Company had an authorized common share capital set at 500,000,000 carrying a par value of $0.001 with 158,897,835 common shares issued and outstanding.

8.	Preferred Stock

As at December 31, 2018, the Company had an authorized preferred share capital set at 16,081,530 carrying a par value of $0.001 with 16,081,530 issued and outstanding.

9.	Share Purchase Warrants

As at December 31, 2018, there were no outstanding share purchase warrants.

10.	Stock Options

As at December 31, 2018 there were no outstanding options to purchase shares of common stock.

11.	Income Taxes

The Company has incurred losses amounting to $4,859,713 that can be carried forward to offset taxable income in future years and, if unutilized, will expire through to 2039. Deferred tax benefits, which may arise as a result of these losses, have not been

12.	Subsequent Events

On January 1, 2019 the Company acquired LBC Bioscience Inc. in exchange for 479,960,000 restricted common shares issued from treasury to the shareholders of LBC Bioscience Inc. At closing LBC Bioscience Inc. became a wholly owned subsidiary of Optium Cyber Systems, Inc.

Effective January 25, 2019 the Company changed its name from Optium Cyber Systems, Inc. to CBD Life Sciences Inc. Effective January 25, 2019, the Company consolidated its common shares on a 1 for 100 basis.

On February 8, 2019, the Company issued an additional 47,996,000 common shares to the previous shareholders of LBC Bioscience Inc. under a top-up provision in the original Share Exchange Agreement entered into on January 1, 2019.

F-38